FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 28, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the period ended 31 December 2012

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Interest receivable	18,530	21,036	4,439	4,456	5,147
Interest payable	(7,128)	(8,733)	(1,666)	(1,647)	(2,161)

Net interest income	11,402	12,303	2,773	2,809	2,986

Fees and commissions receivable	5,709	6,379	1,374	1,400	1,589
Fees and commissions payable	(834)	(962)	(245)	(209)	(339)
Income from trading activities	1,675	2,701	474	334	(238)
Gain/(loss) on redemption of own debt	454	255	-	(123)	(1)
Other operating income	(465)	3,975	227	(252)	174

Non-interest income	6,539	12,348	1,830	1,150	1,185

Total income	17,941	24,651	4,603	3,959	4,171

Staff costs	(8,076)	(8,356)	(1,628)	(1,959)	(1,898)
Premises and equipment	(2,232)	(2,423)	(592)	(550)	(666)
Other administrative expenses	(5,593)	(4,436)	(2,506)	(1,193)	(1,149)
Depreciation and amortisation	(1,802)	(1,839)	(498)	(421)	(501)
Write-down of goodwill and other intangible assets	(124)	(80)	(124)	-	(80)

Operating expenses	(17,827)	(17,134)	(5,348)	(4,123)	(4,294)

Profit/(loss) before impairment losses	114	7,517	(745)	(164)	(123)
Impairment losses	(5,279)	(8,707)	(1,454)	(1,176)	(1,916)

Operating loss before tax	(5,165)	(1,190)	(2,199)	(1,340)	(2,039)
Tax (charge)/credit	(469)	(1,127)	(46)	(10)	213

Loss from continuing operations	(5,634)	(2,317)	(2,245)	(1,350)	(1,826)

(Loss)/profit from discontinued operations, net of tax
- Direct Line Group (1)	(184)	301	(351)	62	36
- Other	12	47	6	5	10

(Loss)/profit from discontinued operations, net of tax	(172)	348	(345)	67	46

Loss for the period	(5,806)	(1,969)	(2,590)	(1,283)	(1,780)
Non-controlling interests	123	(28)	107	(3)	(18)
Preference share and other dividends	(288)	-	(114)	(98)	-

Loss attributable to ordinary and B shareholders	(5,971)	(1,997)	(2,597)	(1,384)	(1,798)

Basic and diluted loss per ordinary and B share from continuing operations (2)	(53.7p)	(21.3p)	(21.4p)	(13.1p)	(16.9p)

Basic and diluted loss per ordinary and B share from continuing and discontinued operations (2)	(54.3p)	(18.5p)	(23.4p)	(12.5p)	(16.6p)

Notes:
(1)	Includes write-down of goodwill of £394 million in Q4 2012. Refer to Note 12 for further information.
(2)	Data for 2011 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares.
(3)
In the income statement above, one-off and other items as shown on page 24 are included in the appropriate captions. A reconciliation between the income statement above and the managed view income statement on page 7 is given in Appendix 1 to this announcement.

Condensed consolidated statement of comprehensive income
for the period ended 31 December 2012

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Loss for the period	(5,806)	(1,969)	(2,590)	(1,283)	(1,780)

Other comprehensive income
Available-for-sale financial assets	645	2,258	(70)	124	(107)
Cash flow hedges	1,006	1,424	(126)	437	124
Currency translation	(900)	(440)	169	(573)	(117)
Actuarial losses on defined benefit plans	(2,270)	(581)	(2,270)	-	(581)

Other comprehensive (loss)/income before Tax	(1,519)	2,661	(2,297)	(12)	(681)
Tax credit/(charge)	228	(1,472)	575	(91)	(500)

Other comprehensive (loss)/income after tax	(1,291)	1,189	(1,722)	(103)	(1,181)

Total comprehensive loss for the period	(7,097)	(780)	(4,312)	(1,386)	(2,961)

Total comprehensive loss is attributable to:
Non-controlling interests	(116)	(24)	(103)	-	(12)
Preference shareholders	273	-	99	98	-
Paid-in equity holders	15	-	15	-	-
Ordinary and B shareholders	(7,269)	(756)	(4,323)	(1,484)	(2,949)

	(7,097)	(780)	(4,312)	(1,386)	(2,961)

Key points
•	The movement in available-for-sale financial assets during the year reflects net unrealised gains on high quality UK, US and German sovereign bonds.

•	Cash flow hedging gains in the year largely result from reductions in Sterling swap rates. Cash flow hedging losses in the quarter reflect increases in Sterling and US dollar swap rates.

•
Currency translation losses during the year are principally due to the strengthening of Sterling against both the US dollar, 4.4%, and the Euro, 2.6%. Currency translation gains during the quarter arose mainly from the 2.3% weakening of Sterling against the Euro.

•	Actuarial losses on defined benefit plans reflect changes in assumptions, primarily due to a reduction in the discount rate in the UK, Eurozone and US dollar regions.

Condensed consolidated balance sheet
at 31 December 2012

	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m

Assets
Cash and balances at central banks	79,290	80,122	79,269
Net loans and advances to banks	29,168	38,347	43,870
Reverse repurchase agreements and stock borrowing	34,783	34,026	39,440
Loans and advances to banks	63,951	72,373	83,310
Net loans and advances to customers	430,088	423,155	454,112
Reverse repurchase agreements and stock borrowing	70,047	63,909	61,494
Loans and advances to customers	500,135	487,064	515,606
Debt securities	157,438	177,722	209,080
Equity shares	15,232	15,527	15,183
Settlement balances	5,741	15,055	7,771
Derivatives	441,903	468,171	529,618
Intangible assets	13,545	14,798	14,858
Property, plant and equipment	9,784	11,220	11,868
Deferred tax	3,443	3,480	3,878
Prepayments, accrued income and other assets	7,820	10,695	10,976
Assets of disposal groups	14,013	20,667	25,450

Total assets	1,312,295	1,376,894	1,506,867

Liabilities
Bank deposits	57,073	58,127	69,113
Repurchase agreements and stock lending	44,332	49,222	39,691
Deposits by banks	101,405	107,349	108,804
Customer deposits	433,239	412,712	414,143
Repurchase agreements and stock lending	88,040	93,343	88,812
Customer accounts	521,279	506,055	502,955
Debt securities in issue	94,592	104,157	162,621
Settlement balances	5,878	14,427	7,477
Short positions	27,591	32,562	41,039
Derivatives	434,333	462,300	523,983
Accruals, deferred income and other liabilities	14,801	18,458	23,125
Retirement benefit liabilities	3,884	1,779	2,239
Deferred tax	1,141	1,686	1,945
Insurance liabilities	-	6,249	6,312
Subordinated liabilities	26,773	25,309	26,319
Liabilities of disposal groups	10,170	22,670	23,995

Total liabilities	1,241,847	1,303,001	1,430,814

Equity
Non-controlling interests	2,318	1,194	1,234
Owners' equity*
Called up share capital	6,582	6,581	15,318
Reserves	61,548	66,118	59,501

Total equity	70,448	73,893	76,053

Total liabilities and equity	1,312,295	1,376,894	1,506,867

* Owners' equity attributable to:
Ordinary and B shareholders	63,386	67,955	70,075
Other equity owners	4,744	4,744	4,744

	68,130	72,699	74,819

Commentary on condensed consolidated balance sheet

Key points
•
Total assets of £1,312.3 billion at 31 December 2012 were down £194.6 billion, 13%, compared with 31 December 2011. This was principally driven by a decrease in loans and advances to banks and customers led by Non-Core disposals and run-off, decreases in debt securities and the continuing reduction in the mark-to-market value of derivatives.

•
Loans and advances to banks decreased by £19.4 billion, 23%, to £64.0 billion. Excluding reverse repurchase agreements and stock borrowing ('reverse repos'), down £4.7 billion, 12%, to £34.8 billion, bank placings declined £14.7 billion, 34%, to £29.2 billion.

•
Loans and advances to customers declined £15.5 billion, 3%, to £500.1 billion. Within this, reverse repurchase agreements were up £8.6 billion, 14%, to £70.0 billion. Customer lending decreased by £24.0 billion, 5%, to £430.1 billion, or £22.6 billion to £451.2 billion before impairments. This reflected reductions in Non-Core of £22.6 billion, along with declines in International Banking, £14.3 billion, UK Corporate, £2.9 billion, Markets, £1.0 billion and Ulster Bank, £0.7 billion, together with the effect of exchange rate and other movements, £4.7 billion. These were partially offset by the transfer from disposal groups of £18.9 billion of customer balances relating to the UK branch-based businesses, together with underlying growth in UK Retail, £2.6 billion, US Retail & Commercial, £1.9 billion and Wealth, £0.2 billion.

•
Debt securities were down £51.6 billion, 25%, to £157.4 billion, driven mainly by reductions within Markets and Group Treasury in holdings of UK and Eurozone government securities and financial institution bonds.

•	Settlement balance assets and liabilities decreased £2.0 billion to £5.7 billion and £1.6 billion to £5.9 billion respectively reflecting the overall reduction in size of the balance sheet.

•
Movements in the value of derivative assets, down £87.7 billion, 17%, to £441.9 billion, and liabilities, down £89.7 billion, 17%, to £434.3 billion, primarily reflect decreases in interest rate and credit derivative contracts, together with the effect of currency movements, with Sterling strengthening against both the US dollar and the Euro.

•
Intangible assets decreased £1.3 billion, 9%, to £13.5 billion, primarily as a result write-down of the Direct Line Group goodwill, £0.4 billion, and the transfer of the remaining £0.5 billion of goodwill together with £0.2 billion of other intangible assets to assets of disposal groups at 31 December 2012.

•	Property, plant and equipment decreased by £2.1 billion, 18%, to £9.8 billion driven largely by the disposal of investment property in Non-Core.

•
The decrease in assets and liabilities of disposal groups, down £11.4 billion, 45%, to £14.0 billion, and £13.8 billion, 58%, to £10.2 billion respectively, primarily reflects the removal of the UK branch-based businesses from disposal groups following Santander's withdrawal from the purchase together with the disposal of RBS Aviation Capital in the second quarter. These were partly offset by the transfer to disposal groups of Direct Line Group at 31 December 2012.

•
Deposits by banks decreased £7.4 billion, 7%, to £101.4 billion, with a decrease in inter-bank deposits, down £12.0 billion, 17%, to £57.1 billion.  This was partly offset by an increase in repurchase agreements and stock lending ('repos'), up £4.6 billion, 12%, to £44.3 billion, improving the Group's mix of secured and unsecured funding.

Commentary on condensed consolidated balance sheet (continued)

Key points (continued)
•
Customer accounts increased £18.3 billion, 4%, to £521.3 billion. Within this, repos decreased £0.8 billion, 1%, to £88.0 billion.  Excluding repos, customer deposits were up £19.1 billion, 5%, at £433.2 billion, primarily reflecting the transfer from disposal groups of £21.5 billion of customer accounts relating to the UK branch-based businesses together with underlying increases in UK Retail, £6.0 billion, International Banking, £2.0 billion, US Retail & Commercial, £1.8 billion, UK Corporate, £0.8 billion, Ulster Bank, £0.7 billion and Wealth, £0.7 billion. This was partially offset by decreases in Markets, £9.7 billion and Non-Core, £0.9 billion, together with exchange and other movements £3.8 billion.

•
Debt securities in issue decreased £68.0 billion, 42%, to £94.6 billion reflecting the maturity of the remaining notes issued under the UK Government's Credit Guarantee Scheme, £21.3 billion, the repurchase of bonds and medium term notes as a result of the liability management exercise completed in September 2012, £4.4 billion, and the continuing reduction of commercial paper and medium term notes in issue in line with the Group's strategy.

•	Short positions were down £13.4 billion, 33%, to £27.6 billion mirroring decreases in debt securities.

•
Retirement benefit liabilities increased by £1.6 billion, 73%, to £3.9 billion with net actuarial losses of £2.3 billion on the Group's defined benefit pension schemes, primarily arising from significant reductions in the real discount rates in the Sterling, Euro and US dollar currency zones.  These were partially offset by the £0.6 billion excess of employer contributions paid over the current year pension charge.

•	Insurance liabilities of £6.2 billion relating to Direct Line Group were transferred to liabilities of disposal groups at 31 December 2012.

•
Subordinated liabilities increased by £0.5 billion, 2%, to £26.8 billion, primarily as a result of the net increase in dated loan capital.  Issuances of £1.4 billion and redemptions of £0.3 billion were partly offset by a net decrease of £0.6 billion arising from the liability management exercise completed in March 2012, which consisted of redemptions of £3.4 billion offset by the issuance of £2.8 billion new loan capital.

•	Non-controlling interests increased by £1.1 billion, 88%, to £2.3 billion predominantly due to the sale of 34.7% of the Group's investment in Direct Line Group during the fourth quarter.

•
Owner's equity decreased by £6.7 billion, 9%, to £68.1 billion, driven by the £6.0 billion attributable loss for the year together with movements in foreign exchange reserves, £0.9 billion, the recognition of actuarial losses in respect of the Group's defined benefit pension schemes, net of tax, £1.9 billion, and other reserve movements of £0.2 billion. Partially offsetting these reductions were gains in available-for-sale reserves, £0.6 billion, and cash flow hedging reserves, £0.8 billion, share capital and reserve movements in respect of employee share schemes, £0.8 billion and other share issuances, £0.1 billion.

Average balance sheet

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012
	%	%	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.12	3.24	3.11	3.07
Cost of interest-bearing liabilities of banking business	(1.50)	(1.63)	(1.51)	(1.44)

Interest spread of banking business	1.62	1.61	1.60	1.63
Benefit from interest-free funds	0.31	0.31	0.35	0.31

Net interest margin of banking business	1.93	1.92	1.95	1.94

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.82	0.87	0.53	0.72
- Eurodollar	0.43	0.33	0.32	0.42
- Euro	0.53	1.36	0.20	0.36

Average balance sheet (continued)

	Year ended			Year ended
	31 December 2012			31 December 2011
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	76,930	509	0.66	73,825	697	0.94
Loans and advances to customers	429,967	16,311	3.79	466,888	17,979	3.85
Debt securities	97,750	2,025	2.07	121,509	2,749	2.26

Interest-earning assets - banking business (1,2,3,4)	604,647	18,845	3.12	662,222	21,425	3.24

Trading business (5)	240,131			278,975
Non-interest earning assets	585,594			593,958

Total assets	1,430,372			1,535,155

Memo: Funded assets	942,847			1,075,717

Liabilities
Deposits by banks	38,405	579	1.51	64,114	977	1.52
Customer accounts	334,151	3,496	1.05	336,365	3,531	1.05
Debt securities in issue	91,741	2,176	2.37	162,208	3,520	2.17
Subordinated liabilities	22,268	706	3.17	23,571	598	2.54
Internal funding of trading business	(9,148)	199	(2.18)	(49,025)	109	(0.22)

Interest-bearing liabilities - banking business (1,2,3,4)	477,417	7,156	1.50	537,233	8,735	1.63

Trading business (5)	248,647			307,564
Non-interest-bearing liabilities
- demand deposits	74,320			66,404
- other liabilities	556,728			548,915
Owners' equity	73,260			75,039

Total liabilities and owners' equity	1,430,372			1,535,155

Notes:
(1)
Interest receivable has been increased by nil (2011 - £5 million) and interest payable has been decreased by £15 million (2011 - £3 million) to exclude the RFS Holdings minority interest and increased by nil (2011 - £2 million) in respect of exceptional interest receivable. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)
Interest receivable has been increased by £8 million (2011 - £8 million) and interest payable has been increased by £152 million (2011 - £150 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(3)	Interest payable has been decreased by £138 million (2011 - £143 million) in respect of non-recurring adjustments.
(4)
Interest receivable has been increased by £307 million (2011 - £374 million) and interest payable has been increased by £29 million (2011 - £2 million decrease) to include the discontinued operations of Direct Line Group. Related interest-earning assets and interest-bearing liabilities have been similarly adjusted.

(5)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(6)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

Average balance sheet (continued)

	Quarter ended			Quarter ended
	31 December 2012			30 September 2012
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	73,106	117	0.64	69,561	110	0.63
Loans and advances to customers	415,880	3,974	3.80	425,403	3,968	3.71
Debt securities	88,437	423	1.90	92,327	453	1.95

Interest-earning assets - banking business (1,4)	577,423	4,514	3.11	587,291	4,531	3.07

Trading business (5)	231,113			237,032
Non-interest earning assets	534,487			571,434

Total assets	1,343,023			1,395,757

Memo: Funded assets	892,306			911,903

Liabilities
Deposits by banks	30,861	118	1.52	36,928	127	1.37
Customer accounts	335,054	849	1.01	330,477	860	1.04
Debt securities in issue	67,015	439	2.61	80,476	447	2.21
Subordinated liabilities	22,563	182	3.21	21,916	188	3.41
Internal funding of trading business	(12,609)	90	(2.84)	(10,166)	43	(1.68)

Interest-bearing liabilities - banking business (1,2,3,4)	442,884	1,678	1.51	459,631	1,665	1.44

Trading business (5)	234,792			245,299
Non-interest-bearing liabilities
- demand deposits	74,957			74,142
- other liabilities	518,971			542,971
Owners' equity	71,419			73,714

Total liabilities and owners' equity	1,343,023			1,395,757

Notes:
(1)
Interest receivable has been decreased by £3 million (Q3 2012 - £2 million increase) and interest payable has been increased by £32 million (Q3 2012 - £38 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)	Interest payable has been decreased by £3 million (Q3 2012 - £2 million) to exclude RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.
(3)	Interest payable has been decreased by £29 million (Q3 2012 - £29 million) in respect of non-recurring adjustments.
(4)
Interest receivable has been increased by £78 million (Q3 2012 - £73 million) and interest payable has been increased by £12 million (Q3 2012 - £11 million) to include the discontinued operations of Direct Line Group. Related interest-earning assets and interest-bearing liabilities have been similarly adjusted.

(5)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(6)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

Condensed consolidated statement of changes in equity
for the period ended 31 December 2012

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	15,318	15,125	6,581	6,528	15,318
Ordinary shares issued	197	193	1	53	-
Share capital sub-division and consolidation	(8,933)	-	-	-	-

At end of period	6,582	15,318	6,582	6,581	15,318

Paid-in equity
At beginning and end of period	431	431	431	431	431

Share premium account
At beginning of period	24,001	23,922	24,268	24,198	23,923
Ordinary shares issued	360	79	93	70	78

At end of period	24,361	24,001	24,361	24,268	24,001

Merger reserve
At beginning of period	13,222	13,272	13,222	13,222	13,222
Transfer to retained earnings	-	(50)	-	-	-

At end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve (1)
At beginning of period	(957)	(2,037)	(291)	(450)	(292)
Unrealised gains/(losses)	1,939	1,769	136	651	(179)
Realised (gains)/losses	(1,319)	486	(209)	(528)	69
Tax	50	(1,175)	77	36	(555)
Transfer to retained earnings	(59)	-	(59)	-	-

At end of period	(346)	(957)	(346)	(291)	(957)

Cash flow hedging reserve
At beginning of period	879	(140)	1,746	1,399	798
Amount recognised in equity	2,093	2,417	162	713	389
Amount transferred from equity to earnings	(1,087)	(993)	(288)	(276)	(265)
Tax	(219)	(405)	46	(90)	(43)

At end of period	1,666	879	1,666	1,746	879

Note:
(1)	Analysis provided on page 125.

Condensed consolidated statement of changes in equity
for the period ended 31 December 2012 (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,775	5,138	3,747	4,314	4,847
Retranslation of net assets	(1,056)	(382)	147	(637)	(111)
Foreign currency gains/(losses) on hedges of net assets	177	(10)	21	68	20
Transfer to retained earnings	(2)	-	(2)
Tax	17	23	(5)	2	13
Recycled to profit or loss on disposal of business (nil tax)	(3)	6	-	-	6

At end of period	3,908	4,775	3,908	3,747	4,775

Capital redemption reserve
At beginning of period	198	198	9,131	9,131	198
Share capital sub-division and consolidation	8,933	-	-	-	-

At end of period	9,131	198	9,131	9,131	198

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	18,929	21,239	15,279	16,657	20,977
Transfer to non-controlling interests	(361)	-	(361)
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(5,623)	(2,303)	(2,425)	(1,349)	(1,834)
- discontinued operations	(60)	306	(58)	63	36
Equity preference dividends paid	(273)	-	(99)	(98)	-
Paid-in equity dividends paid, net of tax	(15)	-	(15)	-	-
Transfer from available-for-sale reserve	59	-	59	-	-
Transfer from foreign exchange reserve	2	-	2	-	-
Transfer from merger reserve	-	50	-	-	-
Actuarial losses recognised in retirement benefit schemes
- gross	(2,270)	(581)	(2,270)	-	(581)
- tax	380	86	457	(39)	86
Loss on disposal of own shares held	(196)	-	-	-	-
Shares released for employee benefits	(87)	(58)	43	(1)	151
Share-based payments
- gross	117	200	(19)	44	98
- tax	(6)	(10)	3	2	(4)

At end of period	10,596	18,929	10,596	15,279	18,929

Condensed consolidated statement of changes in equity
for the period ended 31 December 2012 (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Own shares held
At beginning of period	(769)	(808)	(207)	(206)	(771)
Disposal/(purchase) of own shares	441	20	(6)	(2)	1
Shares released for employee benefits	115	19	-	1	1

At end of period	(213)	(769)	(213)	(207)	(769)

Owners' equity at end of period	68,130	74,819	68,130	72,699	74,819

Non-controlling interests
At beginning of period	1,234	1,719	1,194	1,200	1,433
Currency translation adjustments and other movements	(18)	(54)	1	(4)	(32)
(Loss)/profit attributable to non-controlling interests
- continuing operations	(11)	(14)	13	(1)	8
- discontinued operations	(112)	42	(120)	4	10
Dividends paid	(13)	(40)	(1)	(6)	(1)
Movements in available-for-sale securities
- unrealised gains/(losses)	3	1	(1)	3	1
- realised losses/(gains)	22	2	4	(2)	2
- tax	-	(1)	-	-	(1)
Equity raised	875	-	874	-	-
Equity withdrawn and disposals	(23)	(421)	(7)	-	(186)
Transferred from retained earnings	361	-	361	-	-

At end of period	2,318	1,234	2,318	1,194	1,234

Total equity at end of period	70,448	76,053	70,448	73,893	76,053

Total comprehensive loss recognised in the statement of changes in equity is attributable to:
Non-controlling interests	(116)	(24)	(103)	-	(12)
Preference shareholders	273	-	99	98	-
Paid-in equity holders	15	-	15	-	-
Ordinary and B shareholders	(7,269)	(756)	(4,323)	(1,484)	(2,949)

	(7,097)	(780)	(4,312)	(1,386)	(2,961)

Condensed consolidated cash flow statement
for the year ended 31 December 2012

	2012	2011
	£m	£m

Operating activities
Operating loss before tax on continuing operations	(5,165)	(1,190)
Operating (loss)/profit before tax on discontinued operations	(111)	482
Adjustments for non-cash items	9,194	7,661

Net cash inflow from trading activities	3,918	6,953
Changes in operating assets and liabilities	(48,736)	(3,444)

Net cash flows from operating activities before tax	(44,818)	3,509
Income taxes paid	(295)	(184)

Net cash flows from operating activities	(45,113)	3,325

Net cash flows from investing activities	27,175	14

Net cash flows from financing activities	2,017	(1,741)

Effects of exchange rate changes on cash and cash equivalents	(3,893)	(1,473)

Net (decrease)/increase in cash and cash equivalents	(19,814)	125
Cash and cash equivalents at beginning of year	152,655	152,530

Cash and cash equivalents at end of year	132,841	152,655

Notes

1. Basis of preparation
There have been no changes to the Group's principal accounting policies as set out on pages 314 to 325 of its 2011 Annual Report and Accounts. The two amendments to IFRS (to IAS 12 Income Taxes and to IFRS 7 'Financial Instruments: Disclosures') that are effective for the Group from 1 January 2012 have not had a material effect on its 2012 results.

A number of IFRSs and amendments to IFRS were in issue at 31 December 2012 that had effective dates of 1 January 2013 or later. The most significant of these are:

Effective for 2013
IFRS 10 'Consolidated Financial Statements' adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. The Group continues to assess aspects of IFRS 10.  However implementation of IFRS 10  is not expected to have a material effect on the Group's financial statements.

IAS 19 'Employee Benefits' (revised) requires: the immediate recognition of all actuarial gains and losses eliminating the corridor approach; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. If the Group had adopted IAS 19 revised as at 31 December 2012, profit after tax for the year ended 31 December 2012 would have been lower by £84 million (2011 - £154 million) and other comprehensive income after tax higher by the same amounts.

Effective after 2013
IFRS 9 'Financial Instruments' makes major changes to the framework for the classification and measurement of financial instruments and will have a significant effect on the Group's financial statements. The Group is assessing the effect of IFRS 9 which will depend on the results of IASB's reconsideration of IFRS 9's classification and measurement requirements and the outcome of the other phases in the development of IFRS 9.

2. Going concern
Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the Annual Results for the year ended 31 December 2012 have been prepared on a going concern basis.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Loans and advances to customers	16,188	17,827	3,940	3,938	4,303
Loans and advances to banks	493	680	114	106	202
Debt securities	1,849	2,529	385	412	642

Interest receivable	18,530	21,036	4,439	4,456	5,147

Customer accounts	3,491	3,531	849	859	927
Deposits by banks	600	982	122	131	226
Debt securities in issue	2,023	3,371	404	410	794
Subordinated liabilities	815	740	201	204	190
Internal funding of trading businesses	199	109	90	43	24

Interest payable	7,128	8,733	1,666	1,647	2,161

Net interest income	11,402	12,303	2,773	2,809	2,986

Fees and commissions receivable
- payment services	1,368	1,498	317	335	372
- credit and debit card fees	1,088	1,093	280	273	265
- lending (credit facilities)	1,480	1,707	368	397	398
- brokerage	548	631	122	142	196
- trade finance	314	410	64	79	99
- investment management	471	525	106	130	99
- other	440	515	117	44	160

	5,709	6,379	1,374	1,400	1,589
Fees and commissions payable
- banking	(834)	(962)	(245)	(209)	(339)

Net fees and commissions	4,875	5,417	1,129	1,191	1,250

Foreign exchange	654	1,327	86	133	308
Interest rate	1,932	760	456	378	76
Credit	737	(308)	118	232	(423)
Own credit adjustments	(1,813)	293	(98)	(435)	(272)
Other	165	629	(88)	26	73

Income from trading activities	1,675	2,701	474	334	(238)

Gain/(loss) on redemption of own debt	454	255	-	(123)	(1)

Operating lease and other rental income	876	1,307	152	163	308
Own credit adjustments	(2,836)	1,621	(122)	(1,020)	(200)
Changes in the fair value of:
- securities and other financial assets and liabilities	146	150	19	72	6
- investment properties	(153)	(139)	(77)	(20)	(65)
Profit on sale of securities	1,146	829	237	492	173
Profit/(loss) on sale of:
- property, plant and equipment	34	22	(1)	(1)	(5)
- subsidiaries and associates	95	(30)	(21)	(27)	(15)
Life business profits	1	1	1	-	1
Dividend income	59	54	16	12	13
Share of profits less losses of associated entities	29	26	21	7	6
Other income	138	134	2	70	(48)

Other operating income	(465)	3,975	227	(252)	174

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Total non-interest income	6,539	12,348	1,830	1,150	1,185

Total income	17,941	24,651	4,603	3,959	4,171

Staff costs	8,076	8,356	1,628	1,959	1,898
Premises and equipment	2,232	2,423	592	550	666
Other (1)	5,593	4,436	2,506	1,193	1,149

Administrative expenses	15,901	15,215	4,726	3,702	3,713
Depreciation and amortisation	1,802	1,839	498	421	501
Write-down of goodwill and other intangible assets (2)	124	80	124	-	80

Operating expenses	17,827	17,134	5,348	4,123	4,294

Loan impairment losses	5,315	7,241	1,402	1,183	1,654
Securities impairment losses/(recoveries)
- sovereign debt impairment and related interest rate hedge adjustments	-	1,268	-	-	224
- other	(36)	198	52	(7)	38

Impairment losses	5,279	8,707	1,454	1,176	1,916

Notes:
(1)
Includes Bank Levy of £175 million (2011 - £300 million), Payment Protection Insurance costs of £1,110 million (2011 - £850 million), Interest Rate Hedging Products redress and related costs of £700 million and regulatory fines of £381 million.

(2)	Excludes goodwill of £394 million written-off in Q4 2012 in respect of Direct Line Group. Refer to Note 12 for further information.

Refer to Appendix 1 for a reconciliation between the managed and statutory bases for key line items.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

Payment Protection Insurance (PPI)
To reflect current experience of PPI complaints received, the Group increased its provision for PPI by £1,110 million in 2012 (Q4 2012 - £450 million) bringing the cumulative charge taken to £2.2 billion, of which £1.3 billion (59%) in redress had been paid by 31 December 2012. Of the £2.2 billion cumulative charge, £2 billion relates to redress and £0.2 billion to administrative expenses. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available.

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012
	£m	£m	£m	£m

At beginning of period	745	-	684	588
Transfers from accruals and other liabilities	-	215	-	-
Charge to income statement	1,110	850	450	400
Utilisations	(960)	(320)	(239)	(304)

At end of period	895	745	895	684

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority, a charge of £700 million has been booked for redress in relation to certain interest-rate hedging products sold to small and medium-sized businesses, classified as retail clients under FSA rules. Of the £700 million charge, £575 million relates to redress and the cost of closing out hedging positions, and £125 million to administrative expenses.

Regulatory fines
On 6 February, 2013 RBS reached agreement with the Financial Services Authority, the US Department of Justice and the Commodity Futures Trading Commission in relation to the setting of LIBOR and other trading rates, including financial penalties of £381 million. The Group continues to co-operate with these and other bodies in this regard and expects it will incur additional financial penalties related to these matters.

Staff expenses
Staff expenses comprise	2012 £m	2011 £m	Change %

Salaries	4,748	5,025	(6)
Variable compensation	716	975	(27)
Temporary and contract costs	699	786	(11)
Share based compensation	126	197	(36)
Bonus tax	-	27	(100)
Social security costs	562	615	(9)
Post retirement benefits	404	405	-
Other *	821	326	152

Staff expenses	8,076	8,356	(3)

* Other includes severance costs.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

Variable compensation awards
The following tables analyse Group and Markets variable compensation awards for 2012(1).

	Group			Markets
	2012 £m	2011 £m	Change %	2012 £m	2011 £m	Change %

Non-deferred cash awards (2)	73	70	4	10	9	11
Non-deferred share awards	27	34	(21)	17	21	(19)

Total non-deferred variable compensation	100	104	(4)	27	30	(10)

Deferred bond awards	497	589	(16)	212	264	(20)
Deferred share awards	82	96	(15)	48	66	(27)

Total deferred variable compensation	579	685	(15)	260	330	(21)

Total variable compensation pre clawback (3)	679	789	(14)	287	360	(20)
Clawback of prior year deferred awards (4)	(72)	-	-	(72)	-	-

Total variable compensation (3)	607	789	(23)	215	360	(40)

Increase in operating profit (5) in 2012	90%			68%
Variable compensation (pre clawback) as a % of operating profit (5)	20%	43%		19%	40%
Variable compensation (pre clawback) as a % of operating profit before variable compensation (6)	16%	28%		16%	25%
Variable compensation (post clawback) as a % of operating profit before variable compensation (6)	15%	28%		12%	25%
Proportion of variable compensation pre clawback that is deferred	85%	87%		91%	92%

For the notes to these tables refer to the following page.

Operating profit for the Group increased by 90% and for Markets by 68% in 2012. Variable compensation as a proportion of operating profit before variable compensation decreased to 16% from 28% in 2011 for the Group and to 16% from 25% for Markets. At a constant proportion as for 2011 variable compensation for 2012 would have been c.£500 million and c.£160 million higher for the Group and Markets, respectively.

Reconciliation of variable compensation awards to income statement charge	2012 £m	2011 £m

Variable compensation awarded	679	789
Less: deferral of charge for amounts awarded for current year	(262)	(298)
Add: current year charge for amounts deferred from prior years	299	484

Income statement charge for variable compensation (3)	716	975

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

Variable compensation awards (continued)

	Actual		Expected
Year in which income statement charge is expected to be taken for deferred variable compensation	2011 £m	2012 £m	2013 £m	2014 and beyond £m

Variable compensation deferred from 2009 and earlier	155	75	-	-
Variable compensation deferred from 2010	329	93	78	4
Variable compensation deferred from 2011	-	190	49	21
Clawback of variable compensation	-	(59)	(10)	(3)
Variable compensation for 2012 deferred	-	-	199	63

	484	299	316	85

Notes:
(1)
The tables above relate to continuing businesses only. Discontinued businesses in 2012 amount to £24 million (2011 - £32 million). In addition, 2011 has been restated to include sales incentive and long-term incentive plan expense of £12 million which has been reclassified in 2012, as well as £6 million for the UK branch-based businesses which was included in disposal groups in 2011.

(2)	Cash payments to all employees are limited to £2,000.
(3)	Excludes other performance related compensation which forms part of staff expenses detailed on page 93 for the Group.
(4)	Relates to the clawback of prior year variable compensation awards which forms part of the LIBOR actions taken by management detailed on pages 95 and 96.
(5)	Reported operating profit before one-off and other items.
(6)	Reported operating profit pre variable compensation expense and before one-off and other items.

LIBOR
On 6 February 2013, RBS made an announcement in relation to the investigations conducted in relation to attempts to manipulate LIBOR and the settlements reached with the FSA and US authorities.  The investigations uncovered wrongdoing on the part of 21 employees, predominantly in relation to the setting of the bank's Yen and Swiss Franc LIBOR submissions in the period October 2006 to November 2010.

The RBS Board has acknowledged that there were serious shortcomings in our risk and control systems, and also in the integrity of a small group of our employees, and has taken action to ensure full and proper accountability:
•	All 21 wrongdoers referred to in the regulatory findings have left the organisation or been subject to disciplinary action.

•	Individuals found culpable have left the bank with no 2012 variable compensation awards and full clawback of any outstanding past variable compensation awards applied.

•
Supervisors with accountability for the business but no knowledge or involvement in the wrongdoing have received zero variable compensation awards for 2012 and a range of clawback from prior years depending on specific findings.

•
Reduction of variable compensation awards and long-term incentive awards and prior year clawback has been made across RBS and particularly in the Markets division to account for the reputational damage of these events and the risk of additional outstanding legal and regulatory action.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

Variable compensation awards (continued)
The actions we have taken reinforce the messages we are sending on the how seriously the Board takes integrity and risk and control issues.  The impact of such issues on our shareholders and wider stakeholders extends beyond those directly involved in LIBOR, so it is appropriate that remuneration actions have a Group-wide impact.

The cumulative impact of the Board's actions is a deduction from employee incentive pay of over £300 million, with the Markets division bearing the greatest cost. A breakdown of how this figure has been reached is set out below:
£m

Variable compensation award reduction	110
Long term incentive award reduction	30
Clawback of prior year awards (including LTIP)	112
Committed future reduction 2013/2014	50

Total	302

4. Pensions
	2012	2011
Pension costs	£m	£m

Defined benefit schemes	375	348
Defined contribution schemes	29	57

Pension costs - continuing operations	404	405

	2012	2011
Net pension deficit	£m	£m

At 1 January	2,051	2,183
Currency translation and other adjustments	(12)	(3)
Income statement
- pension costs
- continuing operations	375	348
- discontinued operations	30	1
Net actuarial losses	2,270	581
Contributions by employer	(977)	(1,059)
Transfer to disposal groups	3	-

At 31 December	3,740	2,051

Net assets of schemes in surplus	144	188
Net liabilities of schemes in deficit	3,884	2,239

The Group and the Trustees of The Royal Bank of Scotland Group Pension Fund agreed the funding valuation as at 31 March 2010 during 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 to 2018. Contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual benefits.

Notes (continued)

5. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £5,315 million (2011 - £7,241 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2012 from £19,883 million to £21,250 million and the movements thereon were:

	Year ended
	31 December 2012				31 December 2011
	Core	Non- Core	RFS MI	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,414	11,469	-	19,883	7,866	10,316	-	18,182
Transfers from/(to) disposal groups	764	-	-	764	(773)	-	-	(773)
Intra-group transfers	-	-	-	-	177	(177)	-	-
Currency translation and other adjustments	53	(363)	-	(310)	(76)	(207)	-	(283)
Disposals	-	(1)	(4)	(5)	-	-	8	8
Amounts written-off	(2,145)	(2,121)	-	(4,266)	(2,137)	(2,390)	-	(4,527)
Recoveries of amounts previously written-off	211	130	-	341	167	360	-	527
Charge to income statement
- continuing operations	2,995	2,320	-	5,315	3,403	3,838	-	7,241
- discontinued operations	-	-	4	4	-	-	(8)	(8)
Unwind of discount (recognised in interest income)	(230)	(246)	-	(476)	(213)	(271)	-	(484)

At end of period	10,062	11,188	-	21,250	8,414	11,469	-	19,883

	Quarter ended
	31 December 2012				30 September 2012			31 December 2011
	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	9,203	11,115	-	20,318	8,944	11,353	20,297	8,873	11,850	-	20,723
Transfers from/(to) disposal groups	764	-	-	764	-	-	-	(773)	-	-	(773)
Currency translation and other adjustments	57	139	-	196	(5)	(186)	(191)	(75)	(162)	-	(237)
Disposals	-	(1)	(4)	(5)				-	-	(3)	(3)
Amounts written-off	(688)	(733)	-	(1,421)	(466)	(454)	(920)	(526)	(981)	-	(1,507)
Recoveries of amounts previously written-off	50	46	-	96	34	31	65	48	99	-	147
Charge to income statement
- continuing operations	729	673	-	1,402	751	432	1,183	924	730	-	1,654
- discontinued operations	-	-	4	4	-	-	-	-	-	3	3
Unwind of discount (recognised in interest income)	(53)	(51)	-	(104)	(55)	(61)	(116)	(57)	(67)	-	(124)

At end of period	10,062	11,188	-	21,250	9,203	11,115	20,318	8,414	11,469	-	19,883

Provisions at 31 December 2012 include £114 million in respect of loans and advances to banks (30 September 2012 - £117 million; 31 December 2011 - £123 million).

The table above excludes impairments relating to securities (see page 218).

Notes (continued)

6. Tax
The actual tax (charge)/credit differs from the expected tax credit computed by applying the standard UK corporation tax rate of 24.5% (2011 - 26.5%).

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Loss before tax	(5,165)	(1,190)	(2,199)	(1,340)	(2,039)

Expected tax credit	1,265	315	539	328	540
Sovereign debt impairment where no deferred tax asset recognised	-	(275)	-	-	(56)
Other losses in period where no deferred tax asset recognised	(511)	(530)	(129)	(129)	(195)
Foreign profits taxed at other rates	(383)	(417)	(77)	(95)	(46)
UK tax rate change impact	(149)	(112)	(14)	(89)	25
Unrecognised timing differences	59	(20)	42	3	-
Non-deductible goodwill impairment	-	(24)	-	-	(24)
Items not allowed for tax
- losses on disposal and write-downs	(49)	(72)	(41)	(8)	(58)
- UK bank levy	(43)	(80)	10	(16)	(80)
- regulatory fines	(93)	-	(93)	-	-
- employee share schemes	(9)	(113)	35	(15)	(101)
- other disallowable items	(246)	(258)	(133)	(37)	(110)
Non-taxable items
- gain/(loss) on sale of RBS Aviation Capital	26	-	(1)	-	-
- gain on sale of Global Merchant Services	-	12	-	-	-
- other non-taxable items	104	242	60	18	205
Taxable foreign exchange movements	(1)	4	-	1	2
Losses brought forward and utilised	2	2	(10)	1	(29)
Reduction in carrying value of deferred tax asset in respect of losses in
- Australia	(191)	-	(9)	-	-
- Ireland	(203)	-	(203)	-	-
Adjustments in respect of prior periods	(47)	199	(22)	28	140

Actual tax (charge)/credit	(469)	(1,127)	(46)	(10)	213

Notes (continued)

6. Tax (continued)
The high tax charge for the year ended 31 December 2012 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland), the reduction in the carrying value of deferred tax assets in Ireland in view of continuing losses, the reduction in the carrying value of deferred tax assets in Australia following the strategic changes to the Markets and International Banking businesses announced in January 2012 and the effect of the two reductions of 1% in the rate of UK corporation tax enacted in March 2012 and July 2012 on the net deferred tax balance.

The Group has recognised a deferred tax asset at 31 December 2012 of £3,443 million (30 September 2012 - £3,480 million; 31 December 2011 - £3,878 million) and a deferred tax liability at 31 December 2012 of £1,141 million (30 September 2012 - £1,686 million; 31 December 2011 - £1,945 million). These balances include £3,072 million (30 September 2012 - £3,178 million; 31 December 2011 - £2,933 million) relating to carried forward trading losses in the UK.  Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future.   The Group has considered the carrying value of this asset as at 31 December 2012 and concluded that it is recoverable based on future profit projections.

7. (Loss)/profit attributable to non-controlling interests

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	3	(18)	1	(2)	(5)
RFS Holdings BV Consortium Members	(30)	35	1	4	8
Direct Line Group	(125)	-	(125)	-	-
Other	29	11	16	1	15

(Loss)/profit attributable to non-controlling interests	(123)	28	(107)	3	18

Notes (continued)

8. Dividends
On 26 November 2009, RBS entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments and ended on 30 April 2012; the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011.

On 4 May 2012, RBS determined that it was in a position to recommence payments on RBS Group instruments. The Core Tier 1 capital impact of discretionary amounts payable in 2012 on RBSG instruments on which payments have previously been stopped is c.£330 million. The Board of RBSG decided to neutralise any impact on Core Tier 1 capital through equity issuance. Approximately 65% of this is ascribed to equity funding of employee incentive awards through the sale of surplus shares held by the Group's Employee Benefit Trust, which was completed in June 2012. The remaining 35% was raised through the issue of new ordinary shares which was completed in September 2012.

Discretionary dividends on certain non-cumulative dollar preference shares and discretionary distributions on certain RBSG innovative securities payable after 4 May 2012 have been paid. Future coupons and dividends on RBSG hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

Dividends paid to preference shareholders and paid-in equity holders are as follows:

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	153	-	43	67	-
Non-cumulative preference shares of €0.01	115	-	55	27	-
Non-cumulative preference shares of £1	5	-	1	4	-

Paid-in equity holders
Interest on securities classified as equity, net of tax	15	-	15	-	-

	288	-	114	98	-

9. Share consolidation
Following approval at the Group's Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group's ordinary shares on a one-for-ten basis took effect on 6 June 2012. There was a corresponding change in the Group's share price to reflect this.

Notes (continued)

10. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011

Earnings
Loss from continuing operations attributable to ordinary and B shareholders (£m)	(5,911)	(2,303)	(2,372)	(1,447)	(1,834)

(Loss)/profit from discontinued operations attributable to ordinary and B shareholders (£m)	(60)	306	(225)	63	36

Ordinary shares in issue during the period (millions)	5,902	5,722	6,003	5,975	5,755
Effect of convertible B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary shares and effect of convertible B shares in issue during the period (millions)	11,002	10,822	11,103	11,075	10,855

Basic loss per ordinary and B share from continuing operations	(53.7p)	(21.3p)	(21.4p)	(13.1p)	(16.9p)
Own credit adjustments	32.5p	(13.9p)	1.1p	10.1p	3.0p
Asset Protection Scheme	0.3p	6.2p	-	-	1.4p
Payment Protection Insurance costs	7.8p	5.8p	3.1p	2.8p	-
Interest Rate Hedging Products redress and related costs	4.9p	-	4.9p	-	-
Regulatory fines	3.5p	-	3.4p	-	-
Sovereign debt impairment	-	10.2p	-	-	2.1p
Interest rate hedge adjustments on impaired available-for-sale Sovereign debt	-	1.6p	-	-	-
Amortisation of purchased intangible assets	1.2p	1.4p	0.2p	0.3p	0.3p
Integration and restructuring costs	11.3p	7.6p	4.5p	1.8p	3.3p
(Gain)/loss on redemption of own debt	(3.2p)	(2.3p)	-	0.8p	-
Strategic disposals	(1.0p)	0.8p	0.2p	0.2p	0.8p
Bank levy	1.6p	2.8p	1.6p	-	2.8p
Bonus tax	-	0.2p	-	-	-
Write-down of goodwill and other intangible assets	1.1p	0.1p	1.1p	-	0.1p

Adjusted earnings/(loss) per ordinary and B share from continuing operations	6.3p	(0.8p)	(1.3p)	2.9p	(3.1p)
Adjusted earnings from Direct Line Group operations attributable to ordinary shareholders	1.8p	2.8p	0.3p	0.6p	0.3p

Adjusted earnings/(loss) per ordinary and B share including Direct Line Group	8.1p	2.0p	(1.0p)	3.5p	(2.8p)
Loss/(earnings) from Non-Core divisions attributable to ordinary shareholders	10.2p	4.1p	2.8p	2.6p	(2.5p)

Core adjusted earnings/(loss) per ordinary and B share including Direct Line Group	18.3p	6.1p	1.8p	6.1p	(5.3p)

Memo: Core adjusted earnings per ordinary and B share assuming normalised tax rate of 24.5% (2011 - 26.5%)	41.9p	41.0p	10.3p	10.3p	7.6p

Diluted loss per ordinary and B share from continuing operations	(53.7p)	(21.3p)	(21.4p)	(13.1p)	(16.9p)

Data for 2011 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Notes (continued)

11. Segmental analysis
In January 2012, the Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. Divisional results are presented based on the new organisational structure. The Group also revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. In addition, the Group had previously included movements in the fair value of own derivative liabilities within the Markets operating segment. These movements are now combined with movements in the fair value of own debt in a single measure, 'own credit adjustments' and presented as a reconciling item. Refer to 'presentation of information' on page 5 of the main announcement for further details. Comparatives have been restated accordingly.

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) by main income statement captions. The divisional income statements on pages 30 to 77 reflect certain presentational reallocations as described in the notes below. These do not affect the overall operating profit/(loss).
	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Year ended 31 December 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	3,990	979	4,969	(2,549)	-	(529)	1,891
UK Corporate	2,974	1,749	4,723	(2,089)	-	(838)	1,796
Wealth	720	450	1,170	(871)	-	(46)	253
International Banking (1)	913	1,209	2,122	(1,417)	-	(111)	594
Ulster Bank	649	196	845	(521)	-	(1,364)	(1,040)
US Retail & Commercial	1,948	1,143	3,091	(2,246)	-	(91)	754
Markets (2)	111	4,372	4,483	(2,937)	-	(37)	1,509
Direct Line Group (3)	280	3,437	3,717	(849)	(2,427)	-	441
Central items	(134)	513	379	(196)	-	(40)	143

Core	11,451	14,048	25,499	(13,675)	(2,427)	(3,056)	6,341
Non-Core (4)	244	44	288	(944)	-	(2,223)	(2,879)

Managed basis	11,695	14,092	25,787	(14,619)	(2,427)	(5,279)	3,462
Reconciling items
Own credit adjustments (5)	-	(4,649)	(4,649)	-	-	-	(4,649)
Asset Protection Scheme (6)	-	(44)	(44)	-	-	-	(44)
Payment Protection Insurance costs	-	-	-	(1,110)	-	-	(1,110)
Interest Rate Hedging Products redress and related costs	-	-	-	(700)	-	-	(700)
Regulatory fines	-	-	-	(381)	-	-	(381)
Amortisation of purchased intangible assets	-	-	-	(178)	-	-	(178)
Integration and restructuring costs	-	-	-	(1,550)	-	-	(1,550)
Gain on redemption of own debt	-	454	454	-	-	-	454
Strategic disposals	-	113	113	-	-	-	113
Bank levy	-	-	-	(175)	-	-	(175)
Write-down of goodwill and other intangible assets	-	-	-	(518)	-	-	(518)
RFS Holdings minority interest	(15)	(3)	(18)	(2)	-	-	(20)

Statutory basis including the results of Direct Line Group discontinued operations	11,680	9,963	21,643	(19,233)	(2,427)	(5,279)	(5,296)
Direct Line Group discontinued operations (7)	(278)	(3,424)	(3,702)	1,406	2,427	-	131

Statutory basis	11,402	6,539	17,941	(17,827)	-	(5,279)	(5,165)

For notes to this table refer to the following page

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

Notes:
(1)	Reallocation of £9 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £2 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Total income includes £243 million investment income, of which £154 million is included in net interest income and £89 million in non-interest income. Reallocation of £126 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £102 million between net interest income and non-interest income in respect of funding costs of rental assets, £115 million, offset by £13 million to record interest on financial assets and liabilities designated as at fair value through profit or loss.

(5)	Comprises £1,813 million loss included in 'Income from trading activities' and £2,836 million loss included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.
(7)
Analysis provided in Note 12. Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items; and related one-off and other items including write-down of goodwill, integration and restructuring costs and strategic disposals.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Year ended 31 December 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	4,302	1,206	5,508	(2,699)	-	(788)	2,021
UK Corporate	3,092	1,771	4,863	(2,146)	-	(793)	1,924
Wealth	645	459	1,104	(831)	-	(25)	248
International Banking (1)	1,157	1,398	2,555	(1,632)	-	(168)	755
Ulster Bank	736	211	947	(547)	-	(1,384)	(984)
US Retail & Commercial	1,900	1,137	3,037	(2,174)	-	(326)	537
Markets (2)	67	4,348	4,415	(3,478)	-	(38)	899
Direct Line Group (3)	343	3,729	4,072	(846)	(2,772)	-	454
Central items	(201)	221	20	170	(1)	2	191

Core	12,041	14,480	26,521	(14,183)	(2,773)	(3,520)	6,045
Non-Core (4)	648	540	1,188	(1,295)	(195)	(3,919)	(4,221)

Managed basis	12,689	15,020	27,709	(15,478)	(2,968)	(7,439)	1,824
Reconciling items
Own credit adjustments (5)	-	1,914	1,914	-	-	-	1,914
Asset Protection Scheme (6)	-	(906)	(906)	-	-	-	(906)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment	-	-	-	-	-	(1,099)	(1,099)
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	-	-	(169)	(169)
Amortisation of purchased intangible assets	-	-	-	(222)	-	-	(222)
Integration and restructuring costs	(2)	(3)	(5)	(1,059)	-	-	(1,064)
Gain on redemption of own debt	-	255	255	-	-	-	255
Strategic disposals	-	(24)	(24)	(80)	-	-	(104)
Bank levy	-	-	-	(300)	-	-	(300)
Bonus tax	-	-	-	(27)	-	-	(27)
Write-down of goodwill and other intangible assets	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	(8)	2	(6)	1	-	(2)	(7)

Statutory basis including the results of Direct Line Group discontinued operations	12,679	16,258	28,937	(18,026)	(2,968)	(8,709)	(766)
Direct Line Group discontinued operations (7)	(376)	(3,910)	(4,286)	892	2,968	2	(424)

Statutory basis	12,303	12,348	24,651	(17,134)	-	(8,707)	(1,190)

For notes to this table refer to the following page

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

Notes:
(1)	Reallocation of £42 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £12 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Total income includes £265 million investment income, of which £205 million is included in net interest income and £60 million in non-interest income. Reallocation of £138 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £215 million between net interest income and non-interest income in respect of funding costs of rental assets, £210 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £5 million.

(5)	Comprises £293 million gain included in 'Income from trading activities' and £1,621 million gain included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.
(7)
Analysis provided in Note 12. Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items and Non-Core; and related one-off and other items including integration and restructuring costs and strategic disposals.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,011	219	1,230	(624)	-	(93)	513
UK Corporate	717	456	1,173	(515)	-	(234)	424
Wealth	178	107	285	(190)	-	(16)	79
International Banking	201	283	484	(292)	-	(37)	155
Ulster Bank	161	51	212	(137)	-	(318)	(243)
US Retail & Commercial	468	272	740	(517)	-	(23)	200
Markets (1)	49	592	641	(480)	-	(22)	139
Direct Line Group (2)	67	851	918	(199)	(606)	-	113
Central items	(63)	172	109	42	-	(8)	143

Core	2,789	3,003	5,792	(2,912)	(606)	(751)	1,523
Non-Core (3)	53	(85)	(32)	(207)	-	(703)	(942)

Managed basis	2,842	2,918	5,760	(3,119)	(606)	(1,454)	581
Reconciling items
Own credit adjustments (4)	-	(220)	(220)	-	-	-	(220)
Payment Protection Insurance costs	-	-	-	(450)	-	-	(450)
Interest Rate Hedging Products redress and related costs	-	-	-	(700)	-	-	(700)
Regulatory fines	-	-	-	(381)	-	-	(381)
Amortisation of purchased intangible assets	-	-	-	(32)	-	-	(32)
Integration and restructuring costs	-	-	-	(620)	-	-	(620)
Strategic disposals	-	(16)	(16)	-	-	-	(16)
Bank levy	-	-	-	(175)	-	-	(175)
Write-down of goodwill and other intangible assets	-	-	-	(518)	-	-	(518)
RFS Holdings minority interest	(3)	-	(3)	1	-	-	(2)

Statutory basis including the results of Direct Line Group discontinued operations	2,839	2,682	5,521	(5,994)	(606)	(1,454)	(2,533)
Direct Line Group discontinued operations (5)	(66)	(852)	(918)	646	606	-	334

Statutory basis	2,773	1,830	4,603	(5,348)	-	(1,454)	(2,199)

Notes:
(1)	Reallocation of £3 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(2)
Total income includes £32 million investment income, of which £35 million is included in net interest income and £(3) million in non-interest income. Reallocation of £32 million between non-interest income and net interest income in respect of instalment income.

(3)
Reallocation of £6 million between net interest income and non-interest income in respect of funding costs of rental assets, £12 million, offset by £6 million to record interest on financial assets and liabilities designated as at fair value through profit or loss.

(4)	Comprises £98 million loss included in 'Income from trading activities' and £122 million loss included in 'Other operating income' on a statutory basis.
(5)
Analysis provided in Note 12. Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items; and related one-off and other items including write-down of goodwill, integration and restructuring costs and strategic disposals.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Quarter ended 30 September 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	990	252	1,242	(637)	-	(141)	464
UK Corporate	729	409	1,138	(523)	-	(247)	368
Wealth	185	107	292	(219)	-	(8)	65
International Banking	227	308	535	(348)	-	(12)	175
Ulster Bank	163	50	213	(126)	-	(329)	(242)
US Retail & Commercial	492	288	780	(536)	-	(21)	223
Markets (1)	14	1,028	1,042	(753)	-	6	295
Direct Line Group (2)	61	838	899	(194)	(596)	-	109
Central items	(67)	334	267	(91)	-	-	176

Core	2,794	3,614	6,408	(3,427)	(596)	(752)	1,633
Non-Core (3)	79	(29)	50	(212)	-	(424)	(586)

Managed basis	2,873	3,585	6,458	(3,639)	(596)	(1,176)	1,047
Reconciling items
Own credit adjustments (4)	-	(1,455)	(1,455)	-	-	-	(1,455)
Asset Protection Scheme (5)	-	1	1	-	-	-	1
Payment Protection Insurance costs	-	-	-	(400)	-	-	(400)
Amortisation of purchased intangible assets	-	-	-	(47)	-	-	(47)
Integration and restructuring costs	-	-	-	(257)	-	-	(257)
Loss on redemption of own debt	-	(123)	(123)	-	-	-	(123)
Strategic disposals	-	(23)	(23)	-	-	-	(23)
RFS Holdings minority interest	(2)	3	1	(2)	-	-	(1)

Statutory basis including the results of Direct Line Group discontinued operations	2,871	1,988	4,859	(4,345)	(596)	(1,176)	(1,258)
Direct Line Group discontinued operations (6)	(62)	(838)	(900)	222	596	-	(82)

Statutory basis	2,809	1,150	3,959	(4,123)	-	(1,176)	(1,340)

Notes:
(1)	Reallocation of £3 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(2)
Total income includes £48 million investment income, of which £29 million is included in net interest income and £19 million in non-interest income. Reallocation of £32 million between non-interest income and net interest income in respect of instalment income.

(3)
Reallocation of £7 million between net interest income and non-interest income in respect of funding costs of rental assets, £12 million, offset by £5 million to record interest on financial assets and liabilities designated as fair value through profit or loss.

(4)	Comprises £435 million loss included in 'Income from trading activities' and £1,020 million loss included in 'Other operating income' on a statutory basis.
(5)	Included in 'Income from trading activities' on a statutory basis.
(6)
Analysis provided in Note 12. Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items; and related one-off and other items including integration and restructuring costs and strategic disposals.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Quarter ended 31 December 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,032	277	1,309	(660)	-	(191)	458
UK Corporate	758	419	1,177	(535)	-	(236)	406
Wealth	168	112	280	(194)	-	(13)	73
International Banking (1)	281	312	593	(385)	-	(56)	152
Ulster Bank	177	49	226	(132)	-	(327)	(233)
US Retail & Commercial	496	294	790	(548)	-	(65)	177
Markets (2)	20	672	692	(744)	-	(57)	(109)
Direct Line Group (3)	82	841	923	(209)	(589)	-	125
Central items	(37)	46	9	77	(1)	4	89

Core	2,977	3,022	5,999	(3,330)	(590)	(941)	1,138
Non-Core (4)	99	(377)	(278)	(314)	61	(751)	(1,282)

Managed basis	3,076	2,645	5,721	(3,644)	(529)	(1,692)	(144)
Reconciling items
Own credit adjustments (5)	-	(472)	(472)	-	-	-	(472)
Asset Protection Scheme (6)	-	(209)	(209)	-	-	-	(209)
Sovereign debt impairment	-	-	-	-	-	(224)	(224)
Amortisation of purchased intangible assets	-	-	-	(53)	-	-	(53)
Integration and restructuring costs	-	-	-	(478)	-	-	(478)
Loss on redemption of own debt	-	(1)	(1)	-	-	-	(1)
Strategic disposals	-	(2)	(2)	(80)	-	-	(82)
Bank levy	-	-	-	(300)	-	-	(300)
Write-down of goodwill and other intangible assets	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	(2)	3	1	(1)	-	(2)	(2)

Statutory basis including the results of Direct Line Group discontinued operations	3,074	1,964	5,038	(4,567)	(529)	(1,918)	(1,976)
Direct Line Group discontinued operations (7)	(88)	(779)	(867)	273	529	2	(63)

Statutory basis	2,986	1,185	4,171	(4,294)	-	(1,916)	(2,039)

Notes:
(1)	Reallocation of £12 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Reallocation of £3 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)
Total income includes £60 million investment income, of which £49 million is included in net interest income and £11 million in non-interest income. Reallocation of £33 million between non-interest income and net interest income in respect of instalment income.

(4)
Reallocation of £56 million between net interest income and non-interest income in respect of funding costs of rental assets, £55 million and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £1 million.

(5)	Comprises £272 million loss included in 'Income from trading activities' and £200 million loss included in 'Other operating income' on a statutory basis.
(6)	Included in 'Income from trading activities' on a statutory basis.
(7)
Analysis provided in Note 12. Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items and Non-Core; and related one-off and other items including integration and restructuring costs and strategic disposals.

Notes (continued)

11. Segmental analysis (continued)

Total assets by division
	31 December 2012	30 September 2012	31 December 2011
Total assets	£m	£m	£m

UK Retail	117,411	116,710	114,469
UK Corporate	110,158	111,848	114,237
Wealth	21,486	21,508	21,718
International Banking	53,091	58,493	69,987
Ulster Bank	30,754	30,943	34,810
US Retail & Commercial	72,548	74,986	75,791
Markets	714,303	758,993	826,947
Direct Line Group	12,697	13,129	12,912
Central items	115,591	117,283	130,466

Core	1,248,039	1,303,893	1,401,337
Non-Core	63,418	72,189	104,726

	1,311,457	1,376,082	1,506,063
RFS Holdings minority interest	838	812	804

	1,312,295	1,376,894	1,506,867

Notes (continued)

12. Discontinued operations and assets and liabilities of Disposal groups
In October 2012, the Group completed the successful initial public offering of Direct Line Insurance Group plc ('DLG'), selling 34.7% of its interest. The Group's plan is to cede control by 31 December 2013 and accordingly DLG is treated as a discontinued operation and its assets and liabilities are included in Disposal groups.

(a) (Loss)/profit from discontinued operations, net of tax

		Year ended		Quarter ended
		31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
		£m	£m	£m	£m	£m

(i)	Direct Line Group
	Insurance premium income	4,044	4,526	999	1,013	1,054
	Reinsurer's share	(326)	(270)	(80)	(81)	(73)

	Net premium income	3,718	4,256	919	932	981

	Fees and commissions	(430)	(493)	(79)	(129)	(233)
	Instalment income	126	145	32	32	33
	Investment income	243	302	32	48	60
	Other income	45	76	14	17	26

	Total income	3,702	4,286	918	900	867

	Staff costs	(447)	(322)	(123)	(100)	(95)
	Premises and equipment	(118)	(28)	(54)	(47)	(8)
	Other administrative expenses	(395)	(506)	(51)	(66)	(158)
	Depreciation and amortisation	(52)	(36)	(24)	(9)	(12)
	Goodwill and other intangible write-offs	(394)	-	(394)	-	-

	Operating expenses	(1,406)	(892)	(646)	(222)	(273)

	Profit before insurance net claims and impairment losses	2,296	3,394	272	678	594
	Insurance net claims	(2,427)	(2,968)	(606)	(596)	(529)
	Impairment losses	-	(2)	-	-	(2)

	Operating (loss)/profit before tax	(131)	424	(334)	82	63
	Tax	(53)	(123)	(17)	(20)	(27)

	(Loss)/profit after tax from Direct Line Group	(184)	301	(351)	62	36

(ii)	Other
	Total income	29	42	6	7	15
	Operating expenses	(3)	(5)	-	(1)	(1)

	Profit before impairment losses	26	37	6	6	14
	Impairment losses	(4)	8	(4)	-	(3)

	Operating profit before tax	22	45	2	6	11
	Tax	(8)	(11)	-	(3)	(1)

	Profit after tax	14	34	2	3	10

	Businesses acquired exclusively with a view to disposal
	(Loss)/profit after tax	(2)	13	4	2	-

	Profit from other discontinued operations, net of tax	12	47	6	5	10

Other discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010. The (loss)/profit from discontinued operations includes a loss of £112 million (2011 - £42 million profit) attributable to non-controlling interests.

Notes (continued)

12. Discontinued operations and assets and liabilities of Disposal groups (continued)

(b) Assets and liabilities of Disposal groups
	31 December 2012
	Direct Line Group	Other	Total	30 September 2012 £m	31 December 2011 £m
	£m	£m	£m

Assets of Disposal groups
Cash and balances at central banks	-	18	18	49	127
Loans and advances to banks	2,036	76	2,112	83	87
Loans and advances to customers	881	982	1,863	19,409	19,405
Debt securities and equity shares	7,156	35	7,191	36	5
Derivatives	12	3	15	366	439
Intangible assets	750	-	750	-	15
Settlement balances	-	-	-	-	14
Property, plant and equipment	222	1	223	116	4,749
Other assets	1,640	26	1,666	444	456

Discontinued operations and other disposal groups	12,697	1,141	13,838	20,503	25,297
Assets acquired exclusively with a view to disposal	-	175	175	164	153

	12,697	1,316	14,013	20,667	25,450

Liabilities of disposal groups
Deposits by banks	-	1	1	1	1
Customer accounts	-	753	753	22,168	22,610
Derivatives	4	3	7	42	126
Settlement balances	-	-	-	-	8
Insurance liabilities	6,193	-	6,193	-	-
Subordinated liabilities	529	-	529	-	-
Other liabilities	2,541	138	2,679	449	1,233

Discontinued operations and other disposal groups	9,267	895	10,162	22,660	23,978
Liabilities acquired exclusively with a view to disposal	-	8	8	10	17

	9,267	903	10,170	22,670	23,995

Disposal groups at 31 December 2012 primarily comprise Direct Line Group (DLG). To comply with EC state aid requirements, the Group has agreed to cede control of DLG by the end of 2013 and divest completely by the end of 2014.  Following the successful initial public offering in which the Group sold 34.7% of its shareholding, DLG was classified as a disposal group and discontinued operation on 31 December 2012. On being classified as held-for-sale, disposal groups are required to be measured at the lower of carrying amount and fair value less costs to sell.  DLG's carrying amount exceeded its fair value less costs to sell (based on the quoted price for DLG shares on 31 December 2012) by £394 million and goodwill attributable to DLG has been written down by this amount. The write down is recorded in other expenses within discontinued operations.

Notes (continued)

12. Discontinued operations and assets and liabilities of Disposal groups (continued)
At 31 December 2011, disposal groups comprised the RBS Aviation Capital business which was sold in the second half of 2012 and the RBS England and Wales, and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'). In October 2012 Santander announced its withdrawal from the sale agreed in August 2010.  Although the Group continues to explore disposal options, sale within 12 months is no longer highly probable; accordingly at 31 December 2012 the assets and liabilities of this UK branch-based business ceased to be classified as a disposal group. No adjustment was required to the carrying value of these assets and liabilities on reclassification. In accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', comparatives have not been restated.

In 2011, £80 million of allocated goodwill was written off against operating expenses in respect of the UK branch-based businesses. No adjustment was made in respect of the RBS Aviation Capital business.

Notes (continued)

13. Financial instruments

Classification
The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.
			HD (3)	AFS (4)	LAR (5)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	HFT (1)	DFV (2)
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	79,290				79,290
Loans and advances to banks
- reverse repos	33,394	-		-	1,389				34,783
- other	13,265	-		-	15,903				29,168
Loans and advances to customers
- reverse repos	70,025				22				70,047
- other	24,841	189			397,824		7,234		430,088
Debt securities	78,340	873		73,737	4,488				157,438
Equity shares	13,329	533		1,370					15,232
Settlement balances	-	-		-	5,741				5,741
Derivatives	433,264		8,639						441,903
Intangible assets								13,545	13,545
Property, plant and equipment								9,784	9,784
Deferred tax								3,443	3,443
Prepayments, accrued income and other assets	-	-		-	-			7,820	7,820
Assets of disposal groups								14,013	14,013

	666,458	1,595	8,639	75,107	504,657		7,234	48,605	1,312,295

Liabilities
Deposits by banks
- repos	36,370	-				7,962			44,332
- other	30,571	-				26,502			57,073
Customer accounts
- repos	82,224	-				5,816			88,040
- other	12,077	6,323				414,839			433,239
Debt securities in issue	10,879	23,614				60,099			94,592
Settlement balances	-	-				5,878			5,878
Short positions	27,591	-							27,591
Derivatives	428,537		5,796						434,333
Accruals, deferred income and other liabilities	-	-				1,684	12	13,105	14,801
Retirement benefit liabilities								3,884	3,884
Deferred tax								1,141	1,141
Subordinated liabilities	-	1,128				25,645			26,773
Liabilities of disposal groups								10,170	10,170

	628,249	31,065	5,796			548,425	12	28,300	1,241,847

Equity									70,448

									1,312,295

For the notes to this table refer to page 114.

Notes (continued)

13. Financial instruments: Classification (continued)

			HD (3)	AFS (4)	LAR (5)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	HFT (1)	DFV (2)
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	79,269				79,269
Loans and advances to banks
- reverse repos	34,659	-		-	4,781				39,440
- other	20,317	-		-	23,553				43,870
Loans and advances to customers
- reverse repos	53,584	-		-	7,910				61,494
- other	25,322	476		-	419,895		8,419		454,112
Debt securities	95,076	647		107,298	6,059				209,080
Equity shares	12,433	774		1,976	-				15,183
Settlement balances	-	-		-	7,771				7,771
Derivatives	521,935		7,683						529,618
Intangible assets								14,858	14,858
Property, plant and equipment								11,868	11,868
Deferred tax								3,878	3,878
Prepayments, accrued income and other assets	-	-		-	1,309			9,667	10,976
Assets of disposal groups								25,450	25,450

	763,326	1,897	7,683	109,274	550,547		8,419	65,721	1,506,867

Liabilities
Deposits by banks
- repos	23,342	-				16,349			39,691
- other	34,172	-				34,941			69,113
Customer accounts
- repos	65,526	-				23,286			88,812
- other	14,286	5,627				394,230			414,143
Debt securities in issue	11,492	35,747				115,382			162,621
Settlement balances	-	-				7,477			7,477
Short positions	41,039	-							41,039
Derivatives	518,102		5,881		-				523,983
Accruals, deferred income and other liabilities	-	-				1,683	19	21,423	23,125
Retirement benefit liabilities						-		2,239	2,239
Deferred tax						-		1,945	1,945
Insurance liabilities						-		6,312	6,312
Subordinated liabilities	-	903				25,416			26,319
Liabilities of disposal groups								23,995	23,995

	707,959	42,277	5,881		-	618,764	19	55,914	1,430,814

Equity									76,053

									1,506,867
Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Hedging derivatives.
(4)	Available-for-sale.
(5)	Loans and receivables.

There were no reclassifications in 2012 or 2011.

Notes (continued)

13. Financial instruments (continued)

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The following table shows credit valuation adjustments and other reserves.

Credit valuation adjustments
Valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures. Certain credit derivative product company (CDPC) exposures were restructured during the first half of the year and the valuation adjustment methodology applied to these exposures was updated to reflect the revised risk mitigation strategy that is now in place. There were no other changes to valuation methodologies.

	31 December 2012	30 September 2012	31 December 2011
	£m	£m	£m

Credit valuation adjustments (CVA)
- monoline insurers	192	408	1,198
- credit derivative product companies	314	455	1,034
- other counterparties	2,308	2,269	2,254

	2,814	3,132	4,486
Bid-offer, liquidity, funding, valuation and other reserves (1)	1,997	2,048	2,704

Valuation reserves	4,811	5,180	7,190

Note:
(1)
Includes bid-offer reserves of £625 million (2011 - £806 million), funding valuation adjustment of £475 million (2011 - £552 million), product and deal specific reserves of £763 million (2011 - £1,040 million), valuation basis reserves of £103 million (2011 - £253 million) and other reserves of £31 million (2011 - £53 million)

Key points
•
Restructuring of certain monoline exposures resulted in gross exposure reducing from £1.9 billion at 31 December 2011 to £0.6 billion at 31 December 2012 and the CVA decreasing. Tighter credit spreads also contributed to reduction in credit valuation adjustments.

•
CDPCs gross exposures decreased by £1.3 billion from £1.9 billion at 31 December 2011 to £0.6 billion at 31 December 2012. This was primarily driven by tighter credit spreads of the underlying reference loans and bonds, together with a decrease in the relative value of senior tranches compared with the underlying reference portfolio and the impact of restructuring certain exposures in the first half of the year. The valuation adjustment, incorporating transactions and related risk mitigation strategies that are now in place, decreased on an absolute basis in line with the decrease in exposure, while remaining stable on a relative basis

•
The increase in credit valuation adjustment held against exposure to other counterparties was driven by the impact of counterparty rating downgrades and an increase in sector specific reserves, partially offset by tighter credit spreads.

•	Within other reserves, bid-offer reserves decreased, primarily reflecting restructuring in the second half of 2012, due to risk reduction and the impact of Greek government debt restructuring.

Notes (continued)

13. Financial instruments (continued)

Own credit
The following table shows the cumulative own credit adjustment (OCA) recorded on securities held-for-trading (HFT), classified as fair value through profit or loss (DFV) and derivative liabilities. There have been some refinements to methodologies during the year, but they did not have a material overall impact on cumulative OCA.

Cumulative OCA (1)	Debt securities in issue (2)			Subordinated liabilities DFV £m	Total £m	Derivatives £m	Total (3) £m
	HFT £m	DFV £m	Total £m

31 December 2012	(648)	56	(592)	362	(230)	259	29
30 September 2012	(690)	126	(564)	450	(114)	375	261
31 December 2011	882	2,647	3,529	679	4,208	602	4,810

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

31 December 2012	10.9	23.6	34.5	1.1	35.6
30 September 2012	11.3	27.7	39.0	1.0	40.0
31 December 2011	11.5	35.7	47.2	0.9	48.1

Notes:
(1)	The OCA does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting purposes and will reverse over time as the liabilities mature.
(2)	Includes wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points
•	The own credit adjustment decreased significantly during the year primarily due to tightening of credit spreads, reflecting improved investor perception of RBS.

•
Senior issued debt adjustments are determined with reference to secondary debt issuance spreads. At 31 December 2012, the five year level tightened to c.100 basis points from c.450 basis points at 31 December 2011, primarily due to increased demand from investors following quantitative easing measures from the European Central Bank and US Federal Reserve and the announcement of the Group's liability management exercise.

•
Significant tightening of credit spreads, buy-backs exceeding issuances and the impact of buying back certain securities at lower spreads than at issuance, resulted in a cumulative own credit adjustment of £29 million at 31 December 2012.

•	Derivative liability own credit adjustment decreased as credit default swap spreads tightened.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy
The following tables show financial instruments carried at fair value on the Group's balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	31 December 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	33.4	-	33.4	-	-
- derivative collateral	-	12.8	-	12.8	-	-
- other	-	0.1	0.4	0.5	50	(30)

	-	46.3	0.4	46.7	50	(30)

Loans and advances to customers
- reverse repos	-	70.0	-	70.0	-	-
- derivative collateral	-	22.5	-	22.5	-	-
- other	-	1.9	0.6	2.5	90	(40)

	-	94.4	0.6	95.0	90	(40)

Debt securities
- UK government	15.6	0.1	-	15.7	-	-
- US government	31.0	5.4	-	36.4	-	-
- other government	34.4	8.9	-	43.3	-	-
- corporate	-	2.2	0.1	2.3	10	(10)
- other financial institutions	2.6	48.0	4.7	55.3	360	(180)

	83.6	64.6	4.8	153.0	370	(190)

Equity shares	13.1	1.3	0.8	15.2	60	(100)

Derivatives
- foreign exchange	-	61.7	1.4	63.1	140	(40)
- interest rate	0.1	362.7	0.6	363.4	60	(80)
- credit	-	9.3	1.7	11.0	230	(230)
- equities and commodities	-	4.3	0.1	4.4	-	-

	0.1	438.0	3.8	441.9	430	(350)

	96.8	644.6	10.4	751.8	1,000	(710)

Proportion	12.9%	85.7%	1.4%	100.0%

Of which
Core	96.4	637.3	5.6	739.3
Non-Core	0.4	7.3	4.8	12.5

	96.8	644.6	10.4	751.8

For the note to this table refer to page 122.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	34.7	-	34.7	-	-
- derivative collateral	-	19.7	-	19.7	-	-
- other	-	0.2	0.4	0.6	40	(50)

	-	54.6	0.4	55.0	40	(50)

Loans and advances to customers
- reverse repos	-	53.6	-	53.6	-	-
- derivative collateral	-	22.0	-	22.0	-	-
- other	-	3.4	0.4	3.8	80	(20)

	-	79.0	0.4	79.4	80	(20)

Debt securities
- UK government	22.4	-	-	22.4	-	-
- US government	35.5	5.0	-	40.5	-	-
- other government	53.9	8.7	-	62.6	-	-
- corporate	-	5.0	0.5	5.5	30	(30)
- other financial institutions	3.0	61.6	7.4	72.0	560	(180)

	114.8	80.3	7.9	203.0	590	(210)

Equity shares	12.4	1.8	1.0	15.2	140	(130)

Derivatives
- foreign exchange	-	72.9	1.6	74.5	100	(100)
- interest rate	0.2	420.8	1.1	422.1	80	(80)
- credit	-	23.1	3.8	26.9	680	(400)
- equities and commodities	-	5.9	0.2	6.1	-	-

	0.2	522.7	6.7	529.6	860	(580)

	127.4	738.4	16.4	882.2	1,710	(990)

Proportion	14.4%	83.7%	1.9%	100.0%

Of which
Core	126.9	724.5	7.2	858.6
Non-Core	0.5	13.9	9.2	23.6

	127.4	738.4	16.4	882.2

For the note to this table refer to page 122.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)
The following tables detail ABS included within debt securities on pages 117 and 118.

					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
31 December 2012	£bn	£bn	£bn	£bn	£m	£m

Assets
Debt securities
RMBS	-	38.5	0.9	39.4	40	(50)
CMBS	-	3.7	-	3.7	-	-
CDO	-	0.2	0.5	0.7	80	(10)
CLO	-	0.6	2.4	3.0	120	(50)
Other	-	2.1	0.4	2.5	50	(10)

Total	-	45.1	4.2	49.3	290	(120)

31 December 2011

Assets
Debt securities
RMBS	-	48.2	0.6	48.8	60	(40)
CMBS	-	2.1	0.1	2.2	10	-
CDO	-	0.2	1.7	1.9	210	(20)
CLO	-	1.5	3.7	5.2	90	(40)
Other	-	3.1	0.9	4.0	90	(40)

Total	-	55.1	7.0	62.1	460	(140)

The following tables detail available-for-sale assets included within debt securities and equity shares on pages 117 and 118.
	31 December 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Debt securities
- UK government	8.0	-	-	8.0	-	-
- US government	15.5	3.5	-	19.0	-	-
- other government	10.7	5.3	-	16.0	-	-
- corporate	-	0.1	0.1	0.2	10	-
- other financial institutions	0.5	27.1	2.9	30.5	170	(40)

	34.7	36.0	3.0	73.7	180	(40)

Of which AFS ABS
RMBS	-	23.3	0.2	23.5	10	-
CMBS	-	2.3	-	2.3	-	-
CDO	-	0.1	0.5	0.6	70	(10)
CLO	-	0.4	1.9	2.3	50	(10)
Other	-	1.3	0.2	1.5	20	(10)

Equity shares	0.3	0.7	0.4	1.4	30	(40)

	35.0	36.7	3.4	75.1	210	(80)

Of which
Core	34.9	35.7	0.6	71.2
Non-Core	0.1	1.0	2.8	3.9

	35.0	36.7	3.4	75.1

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)
	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Debt securities
- UK government	13.4	-	-	13.4	-	-
- US government	18.1	2.7	-	20.8	-	-
- other government	21.6	4.0	-	25.6	-	-
- corporate	-	2.3	0.2	2.5	10	(10)
- other financial institutions	0.2	39.3	5.5	45.0	310	(50)

	53.3	48.3	5.7	107.3	320	(60)

Of which AFS ABS
RMBS	-	30.9	0.2	31.1	10	(10)
CMBS	-	0.7	-	0.7	-	-
CDO	-	0.2	1.4	1.6	170	(10)
CLO	-	1.0	3.3	4.3	40	(20)
Other	-	2.3	0.7	3.0	70	(30)

Equity shares	0.3	1.3	0.4	2.0	70	(70)

	53.6	49.6	6.1	109.3	390	(130)

Of which
Core	53.6	46.9	0.6	101.1
Non-Core	-	2.7	5.5	8.2

	53.6	49.6	6.1	109.3

For the note to this table refer to page 122.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	36.4	-	36.4	-	-
- derivative collateral	-	28.6	-	28.6	-	-
- other	-	1.9	0.1	2.0	-	(20)

	-	66.9	0.1	67.0	-	(20)

Customer accounts
- repos	-	82.2	-	82.2	-	-
- derivative collateral	-	8.0	-	8.0	-	-
- other	-	10.3	0.1	10.4	30	(30)

	-	100.5	0.1	100.6	30	(30)

Debt securities in issue	-	33.1	1.4	34.5	60	(70)

Short positions	23.6	4.0	-	27.6	-	-

Derivatives
- foreign exchange	-	69.3	1.2	70.5	70	(30)
- interest rate	0.1	345.0	0.4	345.5	20	(20)
- credit	-	9.6	0.8	10.4	40	(90)
- equities and commodities	-	7.0	0.9	7.9	10	(10)

	0.1	430.9	3.3	434.3	140	(150)

Subordinated liabilities	-	1.1	-	1.1	-	-

	23.7	636.5	4.9	665.1	230	(270)

Proportion	3.6%	95.7%	0.7%	100%

Of which
Core	23.7	634.4	4.7	662.8
Non-Core	-	2.1	0.2	2.3

	23.7	636.5	4.9	665.1

For the note to this table refer to the following page.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	23.3	-	23.3	-	-
- derivative collateral	-	31.8	-	31.8	-	-
- other	-	2.4	-	2.4	-	-

	-	57.5	-	57.5	-	-

Customer accounts
- repos	-	65.5	-	65.5	-	-
- derivative collateral	-	9.2	-	9.2	-	-
- other	-	10.8	-	10.8	20	(20)

	-	85.5	-	85.5	20	(20)

Debt securities in issue	-	45.0	2.2	47.2	80	(60)

Short positions	34.4	6.3	0.3	41.0	10	(100)

Derivatives
- foreign exchange	-	80.6	0.4	81.0	30	(20)
- interest rate	0.4	405.2	1.1	406.7	80	(90)
- credit - other	-	24.9	1.8	26.7	380	(170)
- equities and commodities	-	9.1	0.5	9.6	10	(10)

	0.4	519.8	3.8	524.0	500	(290)

Subordinated liabilities	-	0.9	-	0.9	-	-

Total	34.8	715.0	6.3	756.1	610	(470)

Proportion	4.6%	94.6%	0.8%	100.0%

Of which
Core	34.8	708.9	5.7	749.4
Non-Core	-	6.1	0.6	6.7

Total	34.8	715.0	6.3	756.1

Note:
(1)
Sensitivity represents the favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group's valuation techniques or models. Level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities. In particular, for some of the portfolios, the sensitivities may be negatively correlated where a downward movement in one asset would produce an upward movement in another, but due to the additive presentation above, this correlation cannot be observed.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

Key points
•
Total assets carried at fair value decreased by £130.4 billion in the year to £751.8 billion at 31 December 2012, principally reflecting decreases in derivative assets (£87.7 billion), debt securities (£50.0 billion) and derivative collateral (£6.4 billion), partially offset by increases in reverse repos (£15.1 billion).

•
Total liabilities carried at fair value decreased by £91.0 billion, with decreases in derivative liabilities (£89.7 billion), short positions (£13.4 billion), debt securities in issue (£12.7 billion) and collateral (£4.4 billion), partially offset by increases in repos (£29.8 billion).

•	Level 3 instruments in Markets comprise instruments held in the normal course of business and those in Non Core primarily relate to legacy ABS and derivative positions.

•
Level 3 assets of £10.4 billion represented 1.4% (2011 - £16.4 billion and 1.9%), a decrease of £6.0 billion (derivatives £2.9 billion and debt securities £3.1 billion). This reflected transfers from level 3 to level 2 of £1.1 billion as well as maturity and sale of instruments, particularly securities in Non-Core. These transfers from level 3 were based on the re-assessment of the impact and nature of unobservable inputs used in valuation models. £1.6 billion was transferred from level 2 to level 3, principally relating to securities £1 billion, primarily ABS in Non-Core Markets and derivatives £0.4 billion.

•	Level 3 liabilities decreased by £1.4 billion during the year to £4.9 billion primarily due to buy-back and maturity of instruments.

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on level 3 instruments carried at fair value were £1.0 billion (2011 - £1.7 billion) and £(0.7) billion (2011 - £(1.0) billion) respectively.

•	There were no significant transfers between level 1 and level 2.

Notes (continued)

13. Financial instruments (continued)

Movement in level 3 portfolios
		At 1 January 2012	(Losses)/gains				Purchases and issuances	Settlements and sales	Foreign exchange	At 31 December 2012	IS on balances at year end (2)
			Income statement (IS)	SOCI	Level 3 transfers						Changes in carrying value	Other
					In	Out
		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Assets
	FVTPL (1)
	Loans and advances
	- banks	444	5	-	28	(1)	-	(94)	-	382	5	-
	- customers	316	3	-	20	(15)	589	(338)	(13)	562	(12)	3
	Debt securities	2,243	136	-	619	(81)	1,118	(2,074)	(23)	1,938	(54)	72
	Equity shares	573	(26)	-	32	(61)	158	(271)	(9)	396	(21)	4
	Derivatives	6,732	(2,078)	-	425	(495)	441	(1,173)	(63)	3,789	(1,761)	34

	FVTPL assets	10,308	(1,960)	-	1,124	(653)	2,306	(3,950)	(108)	7,067	(1,843)	113

	AFS
	Debt securities	5,697	100	13	391	(472)	37	(2,812)	(6)	2,948	(106)	39
	Equity shares	395	74	64	74	-	15	(219)	(13)	390	55	12

	AFS assets	6,092	174	77	465	(472)	52	(3,031)	(19)	3,338	(51)	51

		16,400	(1,786)	77	1,589	(1,125)	2,358	(6,981)	(127)	10,405	(1,894)	164

Of which ABS	- FVTPL	1,304	-	162	576	(32)	1,050	(1,703)	(7)	1,350	(23)	29
	- AFS	5,622	(12)	86	317	(457)	36	(2,773)	(4)	2,815	(131)	34
	Liabilities
	Deposits	22	87	-	50	-	7	-	2	168	78	(2)
	Debt securities in issue	2,199	158	-	9	(1)	530	(1,521)	(11)	1,363	169	-
	Short positions	291	(269)	-	-	-	3	(23)	-	2	-	-
	Derivatives	3,811	(375)	-	877	(513)	173	(612)	(44)	3,317	(593)	-
	Other financial liabilities	-	-	-	-	-	-	-	-	-	-	-

		6,323	(399)	-	936	(514)	713	(2,156)	(53)	4,850	(346)	(2)

	Net (losses)/gains		(1,387)	77							(1,548)	166

Notes:
(1)	Fair value through profit or loss.
(2)	Amounts recorded in the income statement relating to instruments held at year end

Notes (continued)

14. Available-for-sale reserve

	Year ended		Quarter ended
	31 December 2012	31 December 2011	31 December 2012	30 September 2012	31 December 2011
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(957)	(2,037)	(291)	(450)	(292)
Unrealised losses on Greek sovereign debt	-	(570)	-	-	(224)
Impairment of Greek sovereign debt	-	1,268	-	-	224
Other unrealised net gains	1,939	2,339	136	651	45
Realised net gains	(1,319)	(782)	(209)	(528)	(155)
Tax	50	(1,175)	77	36	(555)
Transfer to retained earnings	(59)	-	(59)	-	-

At end of period	(346)	(957)	(346)	(291)	(957)

The 2012 full year movement primarily reflects unrealised net gains on securities of £1,939 million, largely as yields tightened on German, US and UK sovereign bonds and realised net gains of £1,319 million on the sale of high quality bonds.

In 2011, as a result of the deterioration in Greece's fiscal position and the announcement of proposals to restructure Greek government debt, the Group concluded that the Greek sovereign debt was impaired. Accordingly, £1,099 million of unrealised losses recognised in available-for-sale reserves together with £169 million related interest rate hedge adjustments were recycled to the income statement.

15. Contingent liabilities and commitments

	31 December 2012			30 September 2012			31 December 2011
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	18,251	913	19,164	19,352	722	20,074	23,702	1,330	25,032
Other contingent liabilities	10,628	69	10,697	11,373	181	11,554	10,667	245	10,912

	28,879	982	29,861	30,725	903	31,628	34,369	1,575	35,944

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	209,892	5,916	215,808	213,484	7,147	220,631	227,419	12,544	239,963
Other commitments	1,971	5	1,976	1,664	16	1,680	301	2,611	2,912

	211,863	5,921	217,784	215,148	7,163	222,311	227,720	15,155	242,875

Total contingent liabilities and commitments	240,742	6,903	247,645	245,873	8,066	253,939	262,089	16,730	278,819

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

16. Litigation, investigations and reviews
The Group and certain Group members are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 31 December 2012.

The material legal proceedings, investigations and reviews involving the Group are described below. If any such matters were resolved against the Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Litigation
Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former individual officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

In the Preferred Shares litigation, the consolidated amended complaint alleged certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserted claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. Plaintiffs sought unquantified damages on behalf of the putative class. The defendants moved to dismiss the complaint and briefing on the motions was completed in September 2011. On 4 September 2012, the Court dismissed the Preferred Shares litigation with prejudice. The plaintiffs have appealed the dismissal to the United States Court of Appeals for the Second Circuit.

Notes (continued)

16. Litigation, investigations and reviews (continued)
With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (Exchange Act) on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing on the motions was completed in April 2012. The Court heard oral argument on the motions on 19 July 2012. On 27 September 2012, the Court dismissed the ADR claims with prejudice. The plaintiffs have filed motions for reconsideration and for leave to re-plead their case.

The Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims. In October 2011, the Group submitted a detailed response to a letter before action from one purported plaintiff group in the United Kingdom.

Other securitisation and securities related litigation in the United States
There continues to be a high level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters. As a result, the Group has become the subject of claims for damages and other relief regarding mortgages and related securities and expects that it may become the subject of additional such claims in the future.

Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$85 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies have been named as defendants in more than 45 lawsuits brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit is pending in the federal court in Connecticut, and it relates to approximately US$32 billion of MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. The defendants' motion to dismiss FHFA's amended complaint in this case is pending, but the court has permitted discovery to commence. The other five FHFA lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley, and Nomura) name RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Four of these cases are part of a coordinated proceeding in federal court in New York in which discovery is underway. The fifth case (the Countrywide matter) is pending in federal court in California, and is currently the subject of a motion to dismiss.

Notes (continued)

16. Litigation, investigations and reviews (continued)
Other MBS lawsuits against Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.; New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.; In re IndyMac Mortgage-Backed Securities Litigation; Genesee County Employees' Retirement System et al. v. Thornburg Mortgage Securities Trust 2006-3, et al. (the Thornburg Litigation); and Luther v. Countrywide Financial Corp. et al. and related cases. On 25 February 2013, the federal district court overseeing the Thornburg Litigation entered a final order approving a settlement of the litigation, involving a US$11.25 million payment by the defendants.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, the Group has or will have contractual claims to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

With respect to the current claims described above, the Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The Group considers that it has substantial and credible legal and factual defences to these and prospective claims. It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

Details of LIBOR investigations affecting the Group are set out under 'Investigations and reviews' on page 130.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against RBS N.V. in New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly 'knew or should have known of Madoff's possible fraud'. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff's estate. A further claim, for US$21.8 million, was filed in October 2011. The Group considers that it has substantial and credible legal and factual defences to these claims and intends to defend itself vigorously.

Unarranged overdraft charges
RBS Citizens Financial Group, Inc (RBS Citizens) and its affiliates were among more than thirty banks named as defendants in US class action lawsuits alleging that the manner in which defendant banks posted transactions to consumer accounts caused customers to incur excessive overdraft fees. The complaints against RBS Citizens, which concern the period between 2002 and 2010 and were consolidated into one case, alleged that this conduct violated its duty of good faith and fair dealing, was unconscionable and constituted an unfair trade practice and a conversion of customers' funds. RBS Citizens has agreed to settle this matter for US$137.5 million and, as a result, the matter has been stayed. The Group has made a one-time payment of the settlement amount into a settlement fund which, upon final approval of the settlement, will be used to make payments to class members. A motion for final approval of the settlement was filed on 10 January 2013. If the settlement is given final approval by the United States District Court for the Southern District of Florida, consumers who do not opt out of the settlement will be deemed to have released any claims related to the allegations in the lawsuits.

Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of the Group are engaged in other disputes and legal proceedings in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Investigations and reviews
The Group's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group's business activities or fines. Any of these events or circumstances could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom, United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group's control.

The Group is co-operating fully with the investigations and reviews described below.

LIBOR and other trading rates
On 6 February 2013 the Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR).  RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR.  RBS Securities Japan Limited agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR.  The Group continues to co-operate with investigations by these and various other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of LIBOR and other trading rates. The Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission and Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.  The Group is also co-operating with these investigations.

It is not possible to estimate reliably what effect the outcome of these remaining investigations, any regulatory findings and any related developments may have on the Group, including the timing and amount of further fines, sanctions or settlements, which may be material.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Technology incident
On 19 June 2012 the Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group has agreed to reimburse customers for any loss suffered as a result of the incident. The Group provided £175 million in 2012 for this matter. Additional costs may arise once all redress and business disruption items are clear.

The incident, the Group's handling of the incident and the systems and controls surrounding the processes affected, are the subject of regulatory enquiries (both from the UK and Ireland) and the Group could become a party to litigation. In particular, the Group could face legal claims from those whose accounts were affected and could itself have claims against third parties.

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wishes the Group and other UK banks to adhere in conducting the review and redress exercise.

The Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the Group is required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, the Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients who have purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 will be entitled to approach the Group and request a review.

The redress exercise and the past business review is being scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FSA. The Group made a total provision of £700 million in 2012 in respect of this matter, including £125 million for administration expenses. As the actual amount that the Group will be required to pay will depend on the facts and circumstances of each case, there is no certainty as to the eventual costs of redress.

Retail banking
Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States, with proposals expected in the first quarter of 2013. The Group cannot predict the outcome of these actions at this stage.

Notes (continued)

16. Litigation, investigations and reviews (continued)

FSA mystery shopping review
On 13 February 2013 the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The Group was one of the firms involved. The action required includes a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers). The Group will be required to appoint an independent third party to either carry out or oversee this work. The scope and terms of the past business review and the appointment of the independent third party have not yet been determined. The Group cannot predict the outcome of this review at this stage.

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard's multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the Group intervening in the appeal proceedings. The General Court heard MasterCard's appeal in July 2011 and issued its judgment in May 2012, upholding the EC's original decision. MasterCard has appealed further to the Court of Justice and the Group has intervened in these appeal proceedings.

In March 2008, the EC also opened a formal inquiry into Visa's MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. However, in April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. The EC is continuing its investigations into Visa's cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA.

In the UK, the Office of Fair Trading (OFT) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The OFT has not made any finding of an infringement of competition law and has not issued a Statement of Objections to any of the parties under investigation. In February 2013 the OFT confirmed that while reserving its right to do so, it does not currently expect to issue Statements of Objections (if at all) prior to the handing down of the Court of Justice judgment in the matter of MasterCard's appeal against the EC's 2007 infringement decision.

The outcome of these investigations is not known, but they may have a material adverse effect on the consumer credit industry in general and, therefore, on the Group's business in this sector.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Payment Protection Insurance
The FSA conducted a broad industry thematic review of Payment Protection Insurance (PPI) sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers' Association (BBA) filed an application for judicial review of the FSA's policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way.  Following agreement with the FSA in 2011, the Group increased its provision of £215 million at 31 December 2010 by £850 million in respect of PPI. In 2012 a further provision of £1,110 million was recorded. This strengthened the cumulative provision for PPI to £2.2 billion, from which £1.3 billion in redress had been paid by 31 December 2012.

Personal current accounts
In July 2008 the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

The first six-monthly review was completed in September 2010. The OFT noted progress in switching, transparency and unarranged overdrafts for the period March to September 2010 and highlighted further changes it wanted to see in the market. In March 2011, the OFT published the next update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government's Independent Commission on Banking (ICB).

Notes (continued)

16. Litigation, investigations and reviews (continued)
Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium size enterprises (SMEs) (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT's report and recommendations regarding barriers to entry upon the Group.

On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date have been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT's PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognises that a number of major developments are expected over the coming months including divestment of branches and improvements in account switching and assistance to customers to compare products and services. Therefore the OFT has provisionally decided not to refer the market to the CC at this stage but expects to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it will be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and will study the operation of payment systems as well as the SME banking market.

At this stage it is not possible to estimate the effect of these OFT reviews which may be material.

Private motor insurance
In December 2011, the OFT launched a market study into private motor insurance, with a focus on the provision of third party vehicle repairs and credit hire replacement vehicles to claimants. The OFT issued its report in May 2012 and advised that it believed there were features of the market that potentially restrict, distort or prevent competition in the market meriting a referral to the CC. On 28 September 2012 the OFT referred the private motor insurance market to the CC for a market investigation. The CC has until 27 September 2014 to publish its findings. At this stage, it is not possible to estimate the effect the market investigation may have on Direct Line Insurance Group plc, and indirectly on the Group.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Securitisation and collateralised debt obligation business
In the United States, the Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities (RMBS) underwritten by subsidiaries of RBS during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The investigation appears to be focused on certain specific RMBS securitisations underwritten in 2007 and is continuing.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the Group attended an informal meeting to provide additional information about the Group's mortgage securitisation business. The investigation is ongoing and the Group continues to provide requested information.

US mortgages - loan repurchase matters
The Group's Markets & International Banking N.A. or M&IB N.A. business (formerly Global Banking & Markets N.A.) has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). M&IB N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

Notes (continued)

16. Litigation, investigations and reviews (continued)
In issuing RMBS, M&IB N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, M&IB N.A. made such representations and warranties itself. Where M&IB N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), M&IB N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, M&IB N.A. may be able to assert claims against third parties who provided representations or warranties to M&IB N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Between the start of 2009 and the end of December 2012, M&IB N.A. received approximately US$606 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by M&IB N.A.. However, repurchase demands presented to M&IB N.A. are subject to challenge and rebuttal by M&IB N.A..

RBS Citizens has not been an issuer or underwriter of non-agency RMBS. However, RBS Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, RBS Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and the end of 2012, RBS Citizens received US$141.9 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to RBS Citizens are subject to challenge and rebuttal by RBS Citizens.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, RBS Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The volume of repurchase demands is increasing and is expected to continue to increase, and the Group cannot currently estimate what the ultimate exposure of M&IB N.A. or RBS Citizens may be. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group's net assets, operating results or cash flows in any particular period.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Other investigations
On 27 July 2011, the Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the Group agreed to create the following written plans or programmes:
●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the Group's U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for the Group's U.S. operations,

●	a plan to oversee compliance by the Group's U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,

●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,

●	a plan to improve the U.S. Branches' compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,

●
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches' compliance with OFAC requirements.

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. The Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the Group's U.S. operations. The Group continues to test the effectiveness of the remediation efforts undertaken by the Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

Notes (continued)

16. Litigation, investigations and reviews (continued)
The Group's operations include businesses outside the United States that are responsible for processing US dollar payments. The Group has been conducting a review of its policies, procedures and practices in respect of such payments, has voluntarily made disclosures to US and UK authorities with respect to its historical compliance with US economic sanctions regulations, and is continuing to co-operate with related investigations by government authorities. The Group has also, over time, enhanced its relevant systems and controls.  Further, the Group has initiated disciplinary proceedings against a number of its employees as a result of its investigation into employee conduct relating to this matter. Although the Group cannot currently determine the outcome of its discussions with the relevant authorities, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group's net assets, operating results or cash flows in any particular period.

The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The Group's activities in the United States may be subject to significant limitations and/or conditions.

In March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group's United States sub-prime securities exposures and United States residential mortgage exposures. In September 2012, SEC staff communicated that it had completed this investigation as to RBS and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action against RBS. In December 2010, the SEC contacted the Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs. In March 2012, the SEC communicated to the Group that it had completed this investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action against RBS.

17. Other developments

Transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of The Royal Bank of Scotland N.V. (RBS N.V.) to RBS plc, subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

In October 2011, the Group completed the transfer of a substantial part of the UK activities of RBS N.V. to the Royal Bank pursuant to Part VII of the UK Financial Services and Markets Act 2000. Substantially all of the Netherlands and EMEA businesses were transferred in September 2012. Further transfers are expected to take place during 2013 but are subject to certain authorisations including regulatory approval where necessary. The Group now anticipates that the transfers in China will be completed at a later date.

Notes (continued)

17. Other developments(continued)

Direct Line Group IPO
RBS completed the successful initial public offering of Direct Line Group in October 2012, representing another important milestone in RBS's restructuring plan. RBS Group sold 520.8 million ordinary shares in Direct Line Group, representing 34.7% of the total share capital, generating gross proceeds of £911 million.

UK branch-based businesses
On 12 October 2012, RBS announced that it had received notification of Santander's decision to pull out of its agreed purchase of certain of the Group's UK branch-based businesses. RBS has re-commenced its effort to divest the business and fulfil its obligations to the European Commission.

Asset Protection Scheme
The Group exited from the UK Government's APS on 18 October 2012.

Rating agencies
Moody's Investors Service (Moody's), Standard & Poor's (S&P) and Fitch Ratings (Fitch) have not changed their ratings on the Group and the subsidiaries listed below since June 2012.

Current Group and subsidiary ratings are shown in the table below:

	Moody's		S&P		Fitch
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term

RBS Group plc	Baa1	P-2	A-	A-2	A	F1

RBS plc	A3	P-2	A	A-1	A	F1

NatWest Plc	A3	P-2	A	A-1	A	F1

RBS N.V.	A3	P-2	A	A-1	A	F1

RBS Citizens, N.A/Citizens Bank of Pennsylvania	A3	P-2	A	A-1	A-	F1

Ulster Bank Ltd/Ulster Bank Ireland Ltd	Baa2	P-2	BBB+	A-2	A-	F1

18. Date of approval
This announcement was approved by the Board of directors on 27 February 2013.

19. Post balance sheet events
There have been no significant events between 31 December 2012 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary